Summary Translation Letter
To the Stock Exchange of Thailand
March 18, 2004

04 MAR 26 AM 7:21

CP- AIS 021/2004

March 18, 2004

Re: Notification of the Interest Rate of Debentures of the Company (AIS093B)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS 04/0451 of DBS THAI DANU BANK on March 18, 2004

Advanced Info Service Public company Limited ("the Company") would like to inform you regarding the interest rate of debentures of the Company (AIS093B), the details are shown in the referenced letter.

04010917

Referenced Letter

IVS 04/0451

March 18, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

SUPPL

RE: Interest rate on AIS093B, payable on September 21, 2004

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, due 2009 would like to announce that the interest rate for this period is equal to 3.10% per annum from the period of March 21, 2004 to September 20, 2004 for 184 days.

Note : The rate 3.10% is calculated from 1.00% plus 2.10%. The rate 1.00% is the average interest rate per annum quoted by Bangkok Bank Plc. Krung Thai Bank Plc, Kasikornbank Plc and The Siam Coccercial Bank Plc to be payable to its customers for 6 months.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL